

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Hsu Shou Hung
Chief Executive Officer
DFP Holdings Ltd
2F-1, No. 178-5, Section 2, Chang'an East Road,
Zhongshan District, Taipei City, Taiwan

> **Re: DFP Holdings Ltd**
> **Registration Statement on Form S-1**
> **Filed May 12, 2023**
> **File No. 333-271858**

Dear Hsu Shou Hung:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on May 12, 2023

Prospectus Summary , page 1

1. Please revise the prospectus summary to disclose the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Our Offering, page 2

2. We note your disclosure "[w]e will notify investors by filling a post-effective amendment to our registration statement that will be available for public viewing on the SEC Edgar Database of any such extension of the offering." Please clarify the nature of the notification you reference in your disclosure.

3.   We note that you have included the same number of shares outstanding before and after the offering. Please revise to ensure consistency throughout the disclosure. In this regard, the number of outstanding shares after the offering should account for the shares registered in this transaction.

Business, page 24

4.   We note your disclosure that "Management estimates that the current funds on hand will be sufficient to continue operations through the next six months." Please state that you will have to raise additional funds within the next twelve months in order to effect your plan of operations, and describe your plans to do so, if any.

Corporate History and Structure, page 24

5.   Please revise this section to disclose the business purpose of each entity listed in your diagram.

Self-media course, page 25

6.   Please expand your disclosure of self-media to describe this program in more detail. Please further disclose the relative number of customers for each program line that you offer. In addition, please disclose how many customers access on-line programs and off-line programs and the related revenue streams.

Government Regulations, page 27

7.   In its current form, your discussion appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 29

8.   Please disclose the natural persons that hold investment and/or voting power of the shares owned by Leader Capital Holdings Corp.

Exhibits to Registration Statement , page 32

9.   We note Section (e) of the Subscription Agreement, Exhibit 991.1, which provides for exclusive forum for disputes arising from the agreement or "Offering Documents" in the "courts of the Nevada." Please describe this provision in your registration statement, describe any risks or other impacts of the provision on investors, address any uncertainty about the enforceability of the provision, and disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

General

10.   The filing fee table and related disclosure required by Item 16.(c) of Form S-1 should be included in a filing fee exhibit rather than on the facing page of your filing. Please see Item 601(b)(107) of Reg S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services